Exhibit 99.1

Plymouth Rock Technologies to Attend Governor's

Hurricane Conference with Key Partners

Vancouver, B.C. – May 8, 2023 – Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) (“Plymouth Rock”, “PRT”, or the “Company”), a leader in developing unmanned aircraft system technologies, today announced today that it will be attending the Governor's Hurricane Conference (GHC) in Palm Beach FL from May 7 - 12, 2023 with key partners; including idroneimages ltd ("IDIPLOYER") and Watchdog Equipment.

The Governor's Hurricane Conference (GHC) is the nation’s largest and best-attended conference focusing on hurricane planning, preparedness, response, recovery, and mitigation. The GHC provides access to tried-and-true solutions and ideas for a wide range of hurricane-related challenges that can be put into action.

In partnership with IDIPLOYER and Watchdog Equipment, PRT will be showcasing the integration of a self-operating drone-in-the-box technology from IDIPLOYER with the mobile renewable power platform from Watchdog Equipment, which it believes could play a crucial part of a natural disaster framework.

Attending this conference allows PRT, and IDI to demonstrate its efforts around establishing a leading Drone Management and Monitoring solution for the marketplace. Coupled with Watchdogs off grid capability, this complete application not only provides a solution for critical infrastructure, such as oil and gas pipelines and large mining and construction sites, but also monitoring locations that may be impacted by natural and or man-made disasters.

PRT's goal is to offer the marketplace a 3-pronged solution - Drone Management and Monitoring, Automation and Integration, and Drone Base Station Infrastructure and Technology.

"We're excited to participate in the Governor's Hurricane Conference in Palm Beach with many of our strategic partners," shared Phil Lancaster, President of Plymouth Rock Technologies. "This conference allows us and our partners to highlight all three (3) areas of our Company's new focus - Drone Management & Monitoring, Integration and Automation and Drone Base Station Technology."

About Plymouth Rock Technologies Inc.

PRT designs and manufactures purpose-built multi-rotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads. www.plyrotech.com

About Idroneimages ltd (IDIPLOYER)

Backed up by 5 years of Drone Pilot Experience IDIPLOYER set out to solve a problem, how to automate commercially available drones. Using this experience and the technical knowledge within their team they set about prototyping and testing basic automation workflows. Following successful tests with the DJI Mavic 2 they rapidly went into production. The IDIPLOYER NeXus and NeXus Plus was born and is now shipped globally to clients automating operations across industries including energy, infrastructure and construction.

www.idiployer.com

About Watchdog Equipment

WATCHDOG Equipment creates innovative mobile power platforms that will outperform and outlast other options that may be available on the market. We strive to achieve an environmentally conscious alternative to traditional offerings, without sacrificing quality, performance or budget.

https://watchdogequipment.com

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, President

+1 (250) 863-3038

phil@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.

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